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EXHIBIT 99.1

PRESS RELEASE

                       SOFTBANK ASIA INFRASTRUCTURE FUND

                 and VentureTech to invest $20 Million in Sify

      Reason: Sify's Market & Brand leadership in a strong growth market

   Hyderabad, India, October 4, 2002: Satyam Computer Services Limited (Satyam) (NYSE: SAY) and Satyam Infoway Limited (Nasdaq National Market: SIFY) announced today that they have resolved to enter into separate definitive agreements with the SOFTBANK Asia Infrastructure Fund (SAIF), through a company controlled by it, and VentureTech Solutions Private Ltd. (VentureTech) to invest a total of $20 million in new shares of Sify.

   It is proposed that the SAIF controlled company (SAIF Investor) will enter into an agreement to invest US$ 13 million for approximately 7.56 million newly issued ADRs (one ADR is equal to one equity share) at a price of US $1.72 per ADR. Separately, it is proposed that VentureTech will enter into an agreement to invest US$ 3.5 million for approximately 2.03 million equity shares at the same price. VentureTech has an obligation to subscribe for an additional US$
3.5 million of equity shares on or before 30/th/ April 2003 at the same price.

   Upon completion of the entire transaction, Sify's equity base will expand from the current outstanding 23.2 million to 34.83 million equity shares. Consequently, Satyam Computer's holdings in Sify will be reduced to 35%.

   These transactions are expected to be completed by December 2002, upon receipt of approvals from Sify's shareholders, government approvals and the satisfaction of other closing conditions as required.

   The separate investments by the SAIF Investor and VentureTech (including the subsequent Venture Tech subscription), will change the undiluted shareholding of Sify as follows:


                     SAIF Investor                   21.7%
                     VentureTech                     11.7%
                     South Asia Regional Fund (SARF) 10.3%
                     Nasdaq ADR investors            17.0%
                     Satyam Computers                35.0%
                     Others                           4.3%

   The completion of the transactions as planned would, among other conditions, be subject to receipt of all statutory approvals, requisite shareholder approvals and reasonable financial performance relative to estimates.

   In connection with the completion of these transactions, a new shareholders agreement and related provisions in the articles will provide for nine directors on Sify's Board, including an independent director, as follows; SAIF
Investor: two directors, VentureTech: two directors, Satyam Computers: two directors, SARF: one director, one independent director and the managing director of Sify. The agreement will also provide certain consent rights on material corporate events, such as share capital alterations or major asset transfers and acquisitions.

About Sify:

   Satyam Infoway Ltd. is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 53 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of June 30, 2002, a host of blue chip customers used Sify's corporate service offering. Sify's Consumer Internet Access business had, as of June 30, 2002, approximately 600,000 retail subscribers. The company's network services, data center operations and customer relationship management are accredited ISO 9001: 2000.

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For more information about Satyam Infoway, visit www.sifycorp.com.

About Satyam Computer Services Ltd.:

   Satyam Computer Services Ltd., (NYSE: SAY) (Satyam), a SEI CMM Level 5 Company, operates in 43 countries with over 260 global clients, including 67 Fortune 500 Corporations. Satyam's dedicated and highly-skilled IT professionals provide customized end-to-end IT solutions to industries like Telecom, Manufacturing, Automotive, Insurance, Healthcare, Banking & Financial Services, Media & Semiconductor.

   Satyam has development centers in India, the USA, the UK, the Middle East, Japan, Singapore and Australia. Satyam offers a range of expertise that includes Software Development Services, Embedded Systems, Engineering Services (CAD/CAM/CAE), Systems Integration, ERP Solutions, Enterprise Application Integration, Customer Relationship Management, Supply Chain Management, Product Development, E-Business, and Consulting.

For more information about Satyam, visit www.satyam.com

About SOFTBANK Asia Infrastructure Fund:

   The SOFTBANK Asia Infrastructure Fund (SAIF) of the SOFTBANK Group, is a US $1.05 billion private equity fund, investing in broadband and wireless telecommunications & network infrastructure, media and technology product & service companies in the Asia-Pacific region and the United States. SAIF was founded in February 2001 following the announcement of a strategic partnership between SOFTBANK and Cisco Systems, the founding limited partner of the fund and the leading name worldwide in network infrastructure.

For more information about SOFTBANK, visit www.softbank.co.jp

About VentureTech Solutions Pvt. Ltd.:

   VentureTech Solutions Pvt. Ltd. is an investment company of Mr Sandeep Reddy and his family. Mr Sandeep Reddy is a London based professional and an early investor in Sify ADRs on the Nasdaq. VentureTech has invested in a diversified portfolio of companies spanning telecom, life sciences, network and software companies.

Forward Looking Statements: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam and Sify undertake no duty to update any forward-looking statements.

   For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in the company's report on Form 6-K for the quarter ended June 30, 2002 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

           Mr. David Appasamy          Srinivas V
           Corporate Communications    Sr. Vice President & CFO
           Satyam Infoway Limited      Satyam Computer Services
           Phone: (+91 44) 254 0770    Ltd.
           Extension 2013              Phone: 91 40 784 3222
           email:                      Extension: 4300
           david_appasamy@sifycorp.com E-mail:
           Corporate Website:          srinivas_vadlamani@satyam.com
           www.sifycorp.com            Corporate Website:
                                       www.satyam.com

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